May 12, 2010



Terence O'Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549-4631

Re:  United States Steel Corporation
     Definitive Proxy Statement on Schedule 14A
     Filed March 12, 2010 (the "2010 Proxy Statement")
     File No. 1-16811

Dear Mr. O'Brien:

This letter is in response to the staff's comment set forth in your letter of May 5, 2010, to Gretchen Haggerty regarding the subject filing. In connection with our response, United States Steel Corporation (the "Corporation") acknowledges that:

 - the Corporation is responsible for the adequacy and accuracy of the disclosure in our filings;
 - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
 - the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment:
1. We note your disclosure in response to Item 402(s) of Regulations S-K. Please provide us supplementally with a description of the process you undertook to reach the conclusion that your compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on your company.

Response:
     The Compensation & Organization Committee (the "Committee") Charter creates an affirmative duty of the Committee to assess whether the Corporation's compensation policies and practices for executives and non-executives are reasonably likely to create a risk that could have a material adverse effect on the Corporation (see disclosure on page 11 of the 2010 Proxy Statement). The Committee instructed management to conduct an internal review of the Corporation's worldwide non-executive compensation incentive programs, including both union and non-union programs. Additionally, the Committee asked its independent consultant to (i) review management's analysis of the Corporation's non-executive compensation programs and (ii) perform a risk review of the Corporation's executive compensation programs.

     Management identified fifteen worldwide non-executive incentive compensation programs, including union and non-union programs, and concluded that such programs are not reasonably likely to create a risk that could have a material adverse effect on the Corporation. Management reported that it reached its conclusion based upon a number of factors, including the following:
     - the programs have the appropriate level of oversight,
     - the incentive measures are aligned with the Corporation's strategies,
     - the programs have appropriate payout curves and caps,
     - a number of the programs allow management to exercise negative discretion, and
     - the metrics driving the non-executive programs with the largest payouts are based upon worldwide corporate metrics, versus individual or business unit metrics, making it very unlikely that any individual could significantly impact the overall payouts or substantially increase the payout to such individual.

     The Committee's independent consultant reported to the Committee that the consultant had reviewed management's report on the non-executive programs and that it concurred with management's analysis and conclusion. The independent consultant then reported to the Committee that, based upon its independent analysis of the executive compensation programs, such programs are not reasonably likely to create a risk that could have a material adverse effect on the Corporation for a number of reasons, including the following:
     - inappropriate risk taking is mitigated by the Corporation's executive compensation program designs, such as:
            - targeting the market median for all elements of compensation,
            - there are appropriate mixes of cash and equity and short-term and long-term incentives,
            - there are caps on all payouts,
            - the majority of the short-term incentive payout is driven by a companywide metric, return on capital employed,
            - there is no emphasis on business unit performance,
            - there are appropriately wide performance ranges on the short-term incentives to avoid steep incentive payout curves,
            - there are multiple long-term incentive vehicles rewarding different forms of shareholder value creation (for example, absolute share price appreciation and total shareholder return relative to peers), and
            - the long-term incentive vehicles do not use the same metrics as those used in the short-term incentive program;
      - the governance and administration of the programs is appropriate for a number of reasons, including the following:
            - the Committee exercises authority over all executive compensation matters and exercises discretion to modify awards, including the discretion to make no awards and to impose salary reductions,
            - executive incentive goals are proposed and then compared to external sources for reasonability prior to Committee approval, and
            - appropriate staff functions (finance, legal, accounting, human resources and audit) are involved in the verification of goals and the accuracy of payouts; and
      - other mitigating policies are present, such as:
            - the Corporation requires executives to maintain a level of stock ownership and to retain, until retirement, a significant portion of their compensation in the form of stock, thus aligning executives' compensation in a material way with the Corporation's long-term performance, and
            - the Corporation has a clawback policy that is applicable to future executive short-term and long-term incentive awards.

     The Committee considered the reports and analysis by management and its independent consultant and concluded in their business judgment the Corporation's compensation policies and practices for executives and non-executives are not reasonably likely to create a risk that could have a material adverse effect on the Corporation.

Please contact me, or, in my absence, Bruce Lammel (412-433-2967), with any questions.

Very truly yours,

/s/ROBERT M. STANTON
Robert M. Stanton

cc:  Errol Sanderson, SEC
     Dieter King, SEC
     Gretchen Haggerty, U. S. Steel